July 27, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Hallmark Equity Series Trust (the “Trust”) (File No. 33-63300)
Withdrawal of Post-Effective Amendment No. 31 filed under form type 485APOS

Ladies and Gentlemen:

On July 26, 2005, our financial printer, Merrill Corporation, incorrectly filed via EDGAR Post-Effective Amendment No. 31 (Accession No. 0001104659-05-034086) to the Trust’s registration statement on Form N-1A as a 485APOS filing.  Shortly thereafter, we corrected this error by re-filing Post-Effective Amendment No. 31 to the Trust’s registration statement on Form N-1A as a 485BPOS filing.

Therefore, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests that the Commission withdraw Post-Effective Amendment No. 31 filed as a 485APOS (Accession No. 0001104659-05-034086) to the Trust’s registration statement on Form N-1A.

Please respond to our request at your earliest convenience. I can be reached at 212-401-5565.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.
Assistant General Counsel